U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 4)

                         SYNOVICS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                        87163M10 1 (formerly 090946 10 4)
                                 (CUSIP Number)

          Nirmal Mulye, Ph.D., President, Nostrum Pharmaceuticals, Inc.
          10 Erin Court, Kendall Park, New Jersey 08824 (732) 422-0416
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 16, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                     Page 2 of 4

                                  SCHEDULE 13D

CUSIP No. 87163M10 1

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Nostrum Pharmaceuticals, Inc.
      51-0365768

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) |_|
                                                                         (b) |X|

3.    SEC Use Only

4.    Source of Funds

      OO

5.    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

6.    Citizenship or Place of Organization

      Delaware, USA

                   7.     Sole Voting Power

Number of                 None

Shares             8.     Shared Voting Power

Beneficially              10,661,000

Owned by Each      9.     Sole Dispositive Power

Reporting                 None

Person With        10.    Shared Dispositive Power

                          10,661,000

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      10,661,000

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             |_|

13.   Percent of Class Represented by Amount in Row (11)

      40.93%

14.   Type of Reporting Person

      CO


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                                                                    Page 3 of 4

                                  SCHEDULE 13D


CUSIP No. 87163M10 1

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Nirmal V. Mulye, Ph.D.

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) |_|
                                                                         (b) |X|

3.    SEC Use Only

4.    Source of Funds

      OO

5.    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                                    |_|

6.    Citizenship or Place of Organization

      United States

                   7.     Sole Voting Power

Number of                 None

Shares             8.     Shared Voting Power*

Beneficially              10,661,000

Owned by Each      9.     Sole Dispositive Power

Reporting                 None

Person With        10.    Shared Dispositive Power*

                          10,661,000

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                             |_|

13.   Percent of Class Represented by Amount in Row (11)

      40.93%

14.   Type of Reporting Person

      IN

--------------------
* All of the shares of Common Stock covered by this report were owned legally by Nostrum Pharmaceuticals, Inc., and none were owned directly by Nirmal V. Mulye, Ph.D. Mr. Mulye is the beneficial owner of all of the outstanding capital stock of Nostrum Pharmaceuticals, Inc.

Item 4.  Purpose of Transaction.

Nostrum Pharmaceuticals, Inc ("Nostrum") and Nirmal Mulye ("Mulye") are aware of Amendment No. 1 to Schedule 13D filed on November 16, 2006 (the "13D Amendment") by Maneesh Pharmaceuticals Pvt., Ltd. ("Maneesh") and Vinay R. Sapte ("Sapte"). Nostrum and Mulye wish to clarify certain statements made by Maneesh and Sapte in this filing regarding Nostrum and Mulye and the intentions of Nostrum and Mulye with respect to their future relationship with Synovics Pharmaceuticals, Inc (the "Company").

In the e-mail to William McCormick, a director of the Company, from Sapte attached as Exhibit 2 to the 13D Amendment, Sapte states the following:

      "...We being in this business for long time know how to handle this situation and being one of the largest shareholders, will strongly request you and Mr. Rich Feldheim to impress on Ron to step down and handover the affairs to us. We have also convinced Nirmal to do so and he agrees. We will restructure the Board and appoint such a CEO and additional directors to whom we can guide to take this Company to its rightful place.

      "Considering your long friendship with Ron and also being one of the shareholders, you will appreciate that we cannot allow the Company's performance to deteriorate like this. I have convinced Nirmal from my side to sideline himself from Synovics, which he has agreed. Now it is your and Rich's turn to convince Ron to do so."

Neither Nostrum nor Mulye has ever made any agreement with Maneesh or Sapte, nor have either Nostrum or Mulye ever indicated to Maneesh or Sapte a willingness to either "step down" or to "sideline themselves from the Company". Nostrum and Mulye would be willing to consider a qualified candidate with significant pharmaceutical industry experience to serve as CEO of the Company in lieu of Mulye's previously stated desire to take on that position. However, other than Mulye possibly relinquishing his stated desire to serve as CEO of the Company in favor of a qualified third party candidate, neither Mulye nor Nostrum has any intention of removing himself or itself from involvement with the Company. Currently, (i) Mulye serves as Chief Scientific Officer of the Company, (ii) Nostrum is the Company's largest shareholder,(iii) Nostrum is a party to a Technology License Agreement with the Company pursuant to which Nostrum provides the Company with significant products, technology and related information and,
(iv) pursuant to said Technology License Agreement, Nostrum has the right to designate one member of the Company's Board of Directors.

It is still the goal of Nostrum and Mulye to take action to influence the Company to implement their goal of maximizing shareholder value. This action may include but not be limited to (i) influencing the management and Board of the Company, including Ron Lane, to take actions to enhance shareholder value which may include seeking the resignation of Lane and (ii) soliciting proxies for the election of directors acceptable to Nostrum.

Signature

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 19, 2006

                                         NOSTRUM PHARMACEUTICALS, INC.

                                         By  /s/ Nirmal V. Mulye
                                           -------------------------------------
                                         Name:  Nirmal V. Mulye, Ph.D.
                                         Title: President

                                         /s/ Nirmal V. Mulye
                                         ---------------------------------------
                                         NIRMAL V. MULYE, Ph.D.